SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28692; 812-13647]

Triangle Capital Corporation; Notice of Application

April 13, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 23(c)(3) of the Investment

Company Act of 1940 (the "Act") for an exemption from section 23(c) of the Act.

Summary of the Application: Triangle Capital Corporation (the "Company") requests an

order to amend a prior order (the "Prior Order") that permits the Company to issue

restricted shares of its common stock ("Restricted Stock") under the terms of its

employee and director compensation plan, the Amended and Restated 2007 Equity

Incentive Plan (the "Plan").[1] Applicant seeks to amend the Prior Order in order to permit

the Company, pursuant to the Plan, to engage in certain transactions that may constitute

purchases by the Company of its own securities within the meaning of section 23(c) of

the Act.

Filing Dates: The application was filed on March 27, 2009 and amended on April 10,

2009.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicant with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on May 4, 2009, and should be accompanied by proof of service on applicant, in the

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[1] Triangle Capital Corporation, Investment Company Act Release Nos. 28165 (Feb. 20, 2008)
(notice) and 28196 (Mar. 18, 2008) (order).

form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. The Company, c/o Garland S. Tucker III and Steven C.

Lilly, Triangle Capital Corporation, 3700 Glenwood Avenue, Suite 530, Raleigh, NC

27612.

For Further Information Contact: John Yoder, Senior Counsel, at (202) 551-6878, or

Janet M. Grossnickle, Assistant Director, at (202) 551-6821, (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained for a fee at the Commission's Public Reference

Room, 100 F Street, NE, Washington, DC 20549-1520 (tel. 202-551-5850).

Applicant's Representations:

1.   The Company is an internally managed, non-diversified, closed-end

investment company that has elected to be regulated as a business development company

("BDC") under the Act. The Company is currently permitted to issue shares of

Restricted Stock under the terms of its Plan in reliance on the Prior Order. Applicant

seeks to amend the Prior Order in order to permit the Company, pursuant to the Plan, to:

withhold shares of the Company's common stock or purchase shares of the Company's

common stock from employees or non-employee directors ("Participants") to satisfy tax

withholding obligations related to the vesting of Restricted Stock or the exercise of stock options that were or will be granted pursuant to the Plan. In addition, the Company seeks

to amend the Prior Order to permit Participants to pay the exercise price of options that

were or will be granted to them pursuant to the Plan with shares of the Company's

common stock already held by them.   The Company will continue to comply with all of

the terms and conditions of the Prior Order.

      2.   The Plan authorizes the issuance to Participants of shares of Restricted

Stock and options to purchase shares of the Company's common stock, subject to certain

forfeiture restrictions. On the date Restricted Stock vests, shares of the Restricted Stock

are released to the Participant and are available for sale or transfer and the value of the

vesting shares is deemed to be compensation for an employee of the Company. [2] As

discussed more fully in the application, certain exercises of options result in a Participant

being deemed to have received compensation in the amount by which the fair market

value of the shares of the Company's common stock, determined as of the date of

exercise, exceeds the exercise price. Applicant states that any compensation income

recognized by an employee generally is subject to federal withholding for income and

employment tax purposes. Accordingly, arrangements must be made to satisfy the

necessary withholding tax obligations.

      3.   The Company's stockholders approved the terms and provisions of the

Plan on May 7, 2008. The Plan explicitly permits the Company to withhold shares of the

Company's common stock or purchase shares of the Company's common stock from the

Participants to satisfy tax withholding obligations related to the vesting of Restricted

Stock or the exercise of options granted pursuant to the Plan. The Plan further provides

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[2] During the restriction period (i.e., prior to the lapse of the forfeiture restrictions), the Restricted Stock may not be sold, transferred, hypothecated, margined, or otherwise encumbered by the Participant.

that Participants may pay the exercise price of options to purchase shares of the

Company's stock with shares of the Company's stock already held by such Participants.

<u>Applicant's Legal Analysis:</u>

1.   Section 23(c) of the Act generally prohibits a registered closed-end

investment company from purchasing any securities of which it is the issuer except in the

open market, pursuant to tender offers or under other circumstances as the Commission

may permit to ensure that the purchase is made on a basis that does unfairly discriminate

against any holders of the class or classes of securities to be purchased. The applicant

states that the withholding or purchase of shares of Restricted Stock and common stock in

payment of applicable withholding tax obligations or of common stock in payment for

the exercise price of a stock option might be deemed to be purchases by the Company of

its own securities within the meaning of section 23(c) and therefore prohibited by the

Act.

2.   Section 23(c)(3) provides that the Commission may issue an order that

would permit a closed-end investment company to repurchase its shares in circumstances

in which the repurchase is made in a manner or on a basis that does not unfairly

discriminate against any holders of the class or classes of securities to be purchased.

Applicant believes that the requested relief meets the standards of section 23(c)(3).

3.   Applicant states that these purchases will be made on a basis which does

not unfairly discriminate against the stockholders of the Company because all purchases

of the Company's stock will be at the closing price of the common stock on the

NASDAQ (or any other primary exchange on which the shares are traded) on the relevant

date (i.e. the public market price on the date the Restricted Stock vests or the date of the exercise of any options). Applicant further states that no transactions will be conducted

pursuant to the requested order on days where there are no reported market transactions

involving the Company's shares. Applicant submits that because all transactions would

take place at the public market price, the transactions would not be significantly different

than could be achieved by any stockholder selling in a market transaction.

4.　　　Applicant submits that the proposed purchases do not raise concerns about

preferential treatment of the Company's insiders because the Plan is a bona fide

compensation plan of the type that is common among corporations generally. Further,

the vesting schedule is determined at the time of the initial grant of the Restricted Stock

while the option exercise price is determined at the time of the initial grant of the options.

Applicant represents that that all purchases will be made only as permitted by the Plan,

which was approved by the Company's stockholders. Applicant argues that granting the

requested relief would be consistent with precedent and the Commission's recognition of

the important role that equity compensation can play in attracting and retaining qualified

personnel with respect to certain types of investment companies, including BDCs.

For the Commission, by the Division of Investment Management, pursuant to

delegated authority.

Florence E. Harmon
Deputy Secretary